File No. 70-8557

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       AMENDMENT NO. 7 (POST-EFFECTIVE) TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                       -----------------------------------

CENTRAL AND SOUTH WEST  CORPORATION     SOUTHWESTERN  ELECTRIC  POWER  COMPANY
1616 Woodall  Rodgers  Freeway          428 Travis  Street
Dallas,  Texas  75202                   Shreveport, Louisiana 71156-0001

CENTRAL  POWER  AND  LIGHT  COMPANY     WEST  TEXAS  UTILITIES  COMPANY
539  North Carancahua Street            301 Cypress Street
Corpus Christi,  Texas 78401-2802       Abilene, Texas 79601-5820

PUBLIC SERVICE COMPANY OF OKLAHOMA      CENTRAL AND SOUTH WEST
212 East Sixth Street                   SERVICES, INC.
Tulsa, Oklahoma 74119-1212              1616 Woodall Rodgers Freeway
                                        Dallas, Texas  75202

CSW ENERGY, INC.                        CSW INTERNATIONAL, INC.
1616 Woodall Rodgers Freeway            1616 Woodall Rodgers Freeway
Dallas, Texas  75202                    Dallas, Texas  75202

CSW COMMUNICATIONS, INC.                ENERSHOP, INC.
1705 South Capital of Texas Hwy.        1616 Woodall Rodgers Freeway
Austin, Texas  78746                    Dallas, Texas  75202

CSW ENERGY SERVICES, INC.
1616 Woodall Rodgers Freeway
Dallas, Texas  75202

             (Names of companies filing this statement and addresses
                         of principal executive offices)
                       ----------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
                        ---------------------------------

                           Wendy G. Hargus, Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)

               Central and South West Corporation ("CSW"), a Delaware Corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiary companies Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCO"), West Texas Utilities Company ("WTU"), Central and South West Services, Inc. ("CSWS"), CSW Energy, Inc. ("Energy"), CSW International, Inc. ("CSWI"), CSW Communications, Inc. ("Communications"), EnerShop, Inc. ("EnerShop") and CSW Energy Services, Inc. ("ESI"), each referred to as a "Subsidiary" and collectively referred to as the "Subsidiaries", hereby file this Post-Effective Amendment No. 7 (this "Amendment") to the Form U-1 Application-Declaration in File No. 70-8557 to request authority: (i) to increase the aggregate amount of authorized borrowings
(a) by CSW from $1.2 billion to $2.5 billion, (b) by CPL from $300 million to $400 million, (c) by PSO from $125 million to $225 million, (d) by SWEPCO from $150 million to $250 million, (e) by WTU from $65 million to $165 million, and
(f) by CSWS from $110 million to $210 million; and (ii) either (a) for Energy, CSWI, Communications, EnerShop, ESI and any other existing or future CSW first tier subsidiary or Rule 58 company that CSW may wish to include (collectively, the "New Participants") to participate in the system of intercorporate borrowings under the CSW system money pool (the "System Money Pool") or (b) for CSW and the New Participants to, currently or in the future, form and participate in a separate system of intercorporate borrowings (the "New Participants Money Pool") should CSW deem proper the formation of a separate money pool based on then existing regulatory or business considerations. The Subsidiaries together with CSW are referred to herein collectively as the "Applicants".
Item 1.  Description of Proposed Transaction.
                  CSW and the  Subsidiaries  propose to expand the System  Money
Pool, as previously authorized by orders HCAR Nos. 25777 (March 31, 1993), 25897 (September 28, 1993), 26007 (March 18, 1994), 26066 (June 15, 1994), 26226
(February  1, 1995),  26254  (March 21,  1995) and 26697  (March 28,  1997),  by
increasing the borrowing limits of the existing participants and by permitting the New Participants to make loans to, and borrow from, the System Money Pool. CSW and the New Participants also request authority to form and participate in the New Participants Money Pool should CSW deem proper the formation of a separate money pool based on then existing regulatory or business considerations, in which case the System Money Pool and the New Participants Money Pool will both be supported by CSW's increased authorized borrowing level hereunder. New Participants
               Energy is primarily engaged in the development, ownership and operation of exempt wholesale generators ("EWGs"), as defined in Section 32 of the Act, and qualifying facilities ("QFs") under the Public Utility Regulatory Policy Act of 1978, as amended, as authorized by the following orders: HCAR Nos. 25162 (Sept. 28, 1990), 25414 (Nov. 22, 1991), 25728 (Dec. 31, 1992) and 26417
(Nov.  28, 1995) in File No.  70-7758;  HCAR Nos. 26156 (Nov. 3, 1994) and 26383
(Sept. 27, 1995) in File No. 70-8423; and HCAR No. 26653 (Jan. 24, 1997) in File
No. 70-8809. Energy is also permitted to engage in certain other activities pursuant to the aforementioned orders. In addition, Energy is also permitted to engage in certain other activities related to specific projects pursuant to the following orders: HCAR No. 25516 (Apr. 16, 1992) in File No. 70-7852; HCAR Nos. 25399 (Nov. 1, 1991) and 25553 (June 11, 1992) in File No. 70-7867; HCAR Nos.
25477 (Feb.  18, 1992),  25599 (Aug. 6, 1992) and 25762 (Mar.  19, 1993) in File
No. 70-7918;  HCAR No. 25782 (Apr. 2, 1993) in File No. 70-8097; HCAR Nos. 25796
(Apr.  15,  1993),  25988 (Feb.  9, 1994) and 26626 (Dec.  13, 1996) in File No.
70-8133;  HCAR Nos.  25866 (Aug. 6, 1993) and 26416 (Nov.  28, 1995) in File No.
70-8205;  HCAR No. 26155 (Nov.  2, 1994) in File No.  70-8209;  HCAR Nos.  26184
(Dec.  9,  1994),  26522 (May 29,  1996) and 26614 (Nov.  26,  1996) in File No.
70-8469; and HCAR No. 26177 (Nov. 30, 1994) in File No. 70-8483.
               CSWI is primarily engaged in the development, ownership and operation of foreign EWGs and the investment in, and ownership and operation of, foreign utility companies ("FUCOs"), as defined in Section 33 of the Act, and certain other permitted activities, as authorized by the following orders: HCAR Nos. 26156 (Nov. 3, 1994) and 26383 (Sept. 27, 1995) in File No. 70-8423; and
HCAR No. 26653 (Jan. 24, 1997) in File No. 70-8809.
                  Energy and CSWI also intend to engage, indirectly through Rule
58  subsidiaries  and  foreign  service  companies,   respectively,  in  various
energy-related businesses in the United States and abroad (such foreign activities by foreign service companies outside of the United States are subject to separate Commission approval, which has been requested by post-effective amendment to the Form U-1 Application-Declaration in File No. 70-8423).
                  In  addition  to using the  System  Money  Pool as a source of short-term funds for their general corporate purposes and in connection with other permitted activities, Energy and CSWI propose to use the System Money Pool as a source of interim funding for investment in EWGs and FUCOs. Separate from CSW's authority to incur borrowings in support of the System Money Pool, CSW was authorized by order dated January 24, 1997 (HCAR No. 26653 in File No. 70-8809) (the "Financing Order") to incur borrowings or issue securities, including commercial paper, to finance investment in EWGs and FUCOs in an aggregate amount up to 100% of its consolidated retained earnings (the "Aggregate Limit").
                  Thus,  Energy  and  CSWI  are  requesting   authority  to  use
borrowings from the System Money Pool, as a substitute for or in addition to direct borrowings by CSW under the Financing Order, for general corporate purposes and other permitted activities and as a means of interim financing for investment in EWGs and FUCOs. At present, under the Financing Order, CSW can borrow (or issue securities) to fund investments in EWGs and FUCOs up to the Aggregate Limit, and CSW can borrow for other purposes and to support the System Money Pool in an amount up to $1.2 billion pursuant to the order issued in File No. 70-8557, such that there are two separate sources of authority for CSW's borrowings for these two distinct purposes. This Amendment will maintain the separation of these sources of authority to borrow since CSW will retain separate authority to borrow to finance investments in EWGs and FUCOs under the Financing Order. Thus, if the Commission grants the Applicants' request herein, CSW would be authorized to borrow $2.5 billion in support of the System Money Pool in addition to an amount of borrowings (or issuances of securities) equal to the available authority under the Aggregate Limit of the Financing Order. Any borrowings (or issuances of securities) by CSW for the purpose of financing investment in EWGs and FUCOs will be made only under the Financing Order and will count only toward the Aggregate Limit; borrowings by CSW for other purposes and to support System Money Pool borrowings will be made only under the authority requested herein and will count only toward the borrowing limits set forth herein.
                  Communications is an exempt telecommunications company ("ETC")
under Section 34 of the Act and is engaged, directly and indirectly, in the business of providing telecommunications and information services. Communications proposes to use System Money Pool borrowings for general corporate purposes, and as interim financing for the expansion of its business and the acquisition of other ETCs from third parties.
                  EnerShop is engaged in the business of  providing  demand-side management services to industrial and commercial customers of both associate and nonassociate companies as authorized by the following order: HCAR No. 26367 (Sept. 1, 1995) in File No. 70-8645 (the "EnerShop Order"). EnerShop proposes to use System Money Pool borrowings for general corporate purposes, and as interim financing for the expansion of its business and investments in energy-related companies under Rule 58 under the Act.
                  ESI, which is expected to be organized  prior to the time that the Commission takes action on this application, will qualify as an energy-related company under Rule 58, and will be primarily engaged in the business of marketing and brokering energy commodities, as well as other activities permitted by Rule 58. ESI would use System Money Pool borrowings for general corporate purposes, and as interim financing for the expansion of its business and investments in other energy-related businesses permitted under Rule 58.
                  CSW system companies may from time to time organize additional
Rule 58 companies, and CSW may from time to time organize additional first tier subsidiaries pursuant to an exemption under the Act or further Commission authorization. In either case, CSW proposes that any such new subsidiaries would be eligible to participate as New Participants in the System Money Pool or the New Participants Money Pool, as the case may be. Borrowing Limits
                  CSW  requests  that  the  maximum   aggregate  amount  of  its
short-term borrowings be increased from $1.2 billion to $2.5 billion for the following purposes:
               (i) to cover incremental borrowings of the New Participants.
              (ii) to provide  authority for CSW to issue  commercial  paper for interim  financing of acquisitions and investments  consistent with the conversion of CSW's commercial paper program from one based upon the exemption provided by Section 3(a)(3) of the Securities Act of 1933 to a program based upon the Section 4(2) exemption thereunder (the "Money Pool Conversion"). Under Section 3(a)(3), CSW could only issue commercial paper for purposes of "current transactions", which limited its ability to use the System Money Pool as a source of interim financing for acquisitions and investments. In contrast, under Section 4(2), the amount of commercial paper that CSW can issue is not limited, nor are the use of proceeds. The Applicants propose to use commercial paper issuances and other borrowings that may be authorized by the Commission in this file as a source of interim financing for acquisitions and investments (other than for EWGs and FUCOs) by CSW and the participants in the System Money Pool. As set forth hereinabove, borrowings (including commercial paper issuances) to finance investment in EWGs and FUCOs would be conducted pursuant to authority provided by the Financing Order.
                  (iii)  to  allow  CSW  to  utilize  its  proposed   additional
         borrowing capacity as a source of interim funding for open market repurchases of its common stock (subject to separate authorization by the Commission in File No. 70-9105); and
                  (iv) to support the proposed  increased limits of the existing parties to the System Money Pool. CPL seeks to increase its limit on System Money Pool borrowings from $300 million to $400 million, PSO seeks to increase its limit on System Money Pool borrowings from $125 million to $225 million, SWEPCO seeks to increase its limit on System Money Pool borrowings from $150 million to $250 million, WTU seeks to increase its limit on System Money Pool borrowings from $65 million to $165 million, and CSWS seeks to increase its limit on System Money Pool borrowings from $110 million to $210 million. CPL, PSO, SWEPCO and WTU each may utilize their proposed additional borrowing capacity for general corporate purposes and as a source of interim financing for the reacquisition of their respective securities. CSWS may utilize its proposed additional borrowing capacity for general corporate purposes and to refinance currently outstanding bank borrowings.
                  CSW and the  existing  parties to the System  Money Pool shall have authorized aggregate borrowing limits at the following levels:

                           CSW                       $ 2,500,000,000
                           CPL                       $   400,000,000
                           PSO                       $   225,000,000
                           SWEPCO                    $   250,000,000
                           WTU                       $   165,000,000
                           CSWS                      $   210,000,000

System Money Pool borrowings by the New Participants are either limited by order of the Commission, limited by Rule under the Act, or are not limited by Congress under the Act, such that separate limits on such borrowings are, in each case, as set forth below:
                  (i) Energy's borrowings are subject to separate limits depending upon the purpose to which the funds are invested. If the funds are used to invest in EWGs and FUCOs, like CSWI, Energy's borrowings are limited by the Aggregate Limit of the Financing Order. If the funds are used to invest in QFs or other Rule 58 companies, Energy's borrowings may not exceed the aggregate investment limit under Rule 58.
                  (ii) System Money Pool borrowings by CSWI may not exceed the amount of available authority under the Aggregate Limit of the Financing Order and the amount of CSWI's financing authority under other orders of the Commission (e.g., existing and future orders in File No. 70-8423).
                  (iii) CSW's investment in Communications, as well as CSW's issuance of securities to fund such investments, are not limited under the Act.
                  (iv)  Investments  and  other  financing  by  CSW  related  to
         EnerShop are limited to $100 million in the aggregate under the EnerShop Order so that System Money Pool borrowings by EnerShop also will be subject to the financing limit contained in the EnerShop Order (as such limit may be adjusted by any future orders of the Commission affecting the EnerShop Order).
                  (v) ESI's System Money Pool borrowings are limited by the aggregate investment limit under Rule 58.
Separate Money Pool for New Participants
                  The electric utility industry is experiencing rapid changes in its regulatory environment. Many states are in the process of adopting comprehensive legislation regulating electric utilities within their jurisdictions. In addition, proposals to repeal the Act are currently pending in both houses of Congress. Given the uncertainty of the regulatory environment, CSW would like the flexibility to establish a New Participants Money Pool, either upon receipt of an Order hereunder or in the future, if then existing regulatory or other business considerations warrant. If and when a New Participants Money Pool is established, the New Participants would not participate in the System Money Pool, but CSW would rely on its increased authorized borrowing levels hereunder to support the System Money Pool and the New Participants Money Pool.
                  A New Participants Money Pool would be established and administered in the same manner and subject to the same conditions as the System Money Pool. The aggregate borrowing limits under the New Participants Money Pool and the System Money Pool would not exceed the aggregate borrowing limit under the System Money Pool in effect immediately prior to establishment of the New Participants Money Pool. Benefits
                  The participation of the New Participants in the System Money Pool would permit their available cash and/or short-term borrowing requirements to be matched on a daily basis with those of the other participants in the System Money Pool, thereby minimizing the need of the CSW system for external short-term borrowing. If the New Participants are authorized to participate in the System Money Pool, funds will be loaned from the System Money Pool in the form of open account advances under the same terms and limitations as currently authorized. Item 2. Fees, Commissions and Expenses.
                  An estimate of the fees and expenses to be paid or incurred by the Applicants in connection with the proposed transactions additional to the fees and expenses as previously set forth in the Application-Declaration is set forth below:

                                                             Amount
                                                            --------
         Counsel fees:
           Milbank, Tweed, Hadley & McCloy
           New York, New York.......................        $ 6,000

         Miscellaneous and incidental expenses
           including travel, telephone and
           postage..................................          1,000
                                                           --------
         Total                                              $ 7,000
                                                           ========

Item 3.  Applicable Statutory Provisions.
                  Sections 6(a), 7, 9(a), 10, and 12(b) and Rules 43 and 45 thereunder are or may be applicable to the proposed transactions. To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.
               The Applicants believe the Commission's  supplemental order dated
July 18, 1997 in favor of Consolidated Natural Gas Company, et al. (HCAR No. 26742; File No. 70-7258) provides precedent for the participation of non-utility subsidiaries in the system money pool of a registered holding company.
                  Rule 54. Proceeds from the securities issuances that are proposed to be made under the authority requested herein may be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an EWG or a FUCO. As stated above, CSW was authorized in the Financing Order to issue commercial paper, among other securities, to finance the acquisition of interests in EWGs and FUCOs in an aggregate amount up to 100% of its consolidated retained earnings as defined in Rule 53. As the Commission already has granted CSW authority to issue commercial paper to finance the acquisition of EWGs and FUCOs, CSW is not seeking such authority herein, and will not use the authority granted herein for such purposes.
                  In this Amendment, CSW seeks to integrate the commercial paper issuance authority granted in the Financing Order with its commercial paper program in support of the System Money Pool. This integration is facilitated by the System Money Pool Conversion. Thus, when CSW issues commercial paper to finance the acquisition of EWGs and FUCOs by Energy and CSWI, it will be issuing securities under authority provided by the Financing Order (which was already approved by the Commission under Rule 53(c)), not in reliance on any authority that may be granted in respect of this Amendment. Open account advances between participants in the System Money Pool do not involve the issue or sale of a security under the Act and thus do not implicate Rule 54.
                  Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein.
                  CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of September 11, 1997 was approximately $921 million, or about 47% of $1,970 million, CSW's average "consolidated retained earnings" for the four consecutive quarterly periods ended June 30, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's domestic operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
                  None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
                  CSW was authorized in the Financing Order to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of CSW's application for the Financing Order, the Commission reviewed CSW's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to CSW involved with investments in EWGs and FUCOs, the Commission determined that permitting CSW to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the CSW system, nor would it have an adverse impact on any of the Subsidiaries or their customers, or on the ability of State commissions to protect the Subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicants should not be required to make subsequent Rule 54 filings once CSW's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings.
Item 4.  Regulatory Approval.
                  No state regulatory authority and no federal regulatory authority, other than the Commission under the Act, have jurisdiction over the proposed transactions.
Item 5.  Procedure.
                  It is requested that the Commission issue and publish no later than October 3, 1997, the requisite notice under Rule 23 with respect to the filing of this Amendment, such notice to specify a date not later than October 27, 1997, as the date after which an order granting and permitting this amended Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than October 28, 1997, an appropriate order granting and permitting this amended Application-Declaration to become effective.
                  The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter.
                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.
Item 6.  Exhibits and Financial Statements.
                  Exhibit 1 -       Preliminary opinion of Milbank, Tweed,
                                    Hadley & McCloy, counsel to the Applicants.

                  Exhibit 2 -       Financial statements as of June 30, 1997
                                    of CSW and Subsidiaries.

                  Exhibit 3 -       Proposed Notice of Proceeding.

Item 7.  Information as to Environmental Effects.
                  The Commission's action in this matter will not constitute any major federal action having a significant effect on the human environment. To the best of CSW's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                                S I G N A T U R E
                                - - - - - - - - -


               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.
                  Dated:  September 30, 1997



                       CENTRAL AND SOUTH WEST CORPORATION
                       CENTRAL POWER AND LIGHT COMPANY
                       PUBLIC SERVICE COMPANY OF OKLAHOMA
                       SOUTHWESTERN ELECTRIC POWER COMPANY
                       WEST TEXAS UTILITIES COMPANY
                       CENTRAL AND SOUTH WEST SERVICES, INC.
                       CSW ENERGY, INC.
                       CSW INTERNATIONAL, INC.
                       CSW COMMUNICATIONS, INC.
                       ENERSHOP, INC.
                       CSW ENERGY SERVICES, INC.



                       By:/s/ WENDY G. HARGUS
                                 Wendy G. Hargus
                                    Treasurer

                                INDEX OF EXHIBITS


EXHIBIT                                                        TRANSMISSION
NUMBER                   EXHIBIT                                  METHOD
-------                  -------                               ------------

   1      Preliminary opinion of Milbank,                   Electronic
          Tweed, Hadley & McCloy, counsel
          to the Applicants.

   2      Financial statements as of June 30, 1997          Electronic
          of CSW and Subsidiaries.

   3      proposed Notice of Proceeding.                    Electronic